CORFINSURA

04036430

Medellín, August 5, 2004

75129
File No. 82- 3989

SUPPL

RECEIVED
2004 AUG 23 A 11:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

OFFICE OF INTERNATIONAL CORPORATE FINANCE
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Stop 3-7
Washington, DC 20549
U.S.A.

Re: 12G3-2 (b) Information Submitted by
Corporación Financiera Nacional y Suramericana S.A.

Ladies and Gentlemen :

In compliance with the requirements of Rule 12g3-2 (b) (1) (iii) under the U.S. Securities Exchange Act of 1934, enclosed please find an English translation of information that Corporación Financiera Nacional y Suramericana S.A. recently made public and file with the Colombia Stock Exchange.

Very truly yours,

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

MARGARITA MARIA MESA M.
Secretary General

SUPERINTENDENCIA DE VALORES ("SECURITIES COMMISSION)
FORMAT # 016
INFORMATION REGARDING PRINCIPAL SHAREHOLDER COMPANIES **File No. 82 - 3989**
CONTROLLED BY THE BANKING COMMISSION
JUNE 2004

CODE	LINE DESCRIPTION	COLUMN 01 NAME OF SHAREHOLDERCOMPANY	COLUMN 02 ID #	COLUMN 03 TYPE OF IDENTIFICATION	COLUMN 04 NATIONALITY	No. OF SHARES HELD	% INTEREST
01	001 1st Common Stockholder	PORTAFOLIO DE INV. SURAMERICANA	8.110.112.582	2	Colombian	32.497.461	22.53
	002 2nd Common Stockholder	VALKIRIA S.A.	8.002.022.464	2	Colombian	14.918.863	10.34
	003 3rd Common Stockholder	CIA.SURAMERICANA DE INVERSIONES	8.110.122.713	2	Colombian	10.332.347	7.16
	004 4th Common Stock holder	CIA. SURAMERICANA DE SEGUROS S.A..	8.909.034.079	2	Colombian	9-703.659	6.73
	005 5th Common Stockholder	BANCOLOMBIA	8.909.039.388	2	Colombian	6.654.844	4.61
	020 20th Common Stockholder						
	090 Other Stockholders With						
	Less Interest						
	999 Common Stock - Subtotal						
02	001 1st Preferred Stockholder						
	002 2nd Preferred Stockholder						
	003 3rd Preferred Stockholder						
	004 4th Preferred Stockholder						
	005 5th Preferred Stockholder						
	020 20th Preferred Stockholder						
	090 Other Shareholders With Less Interest						
	990 Non-voting Preferred Stock - Subtotal						
03	001 1st Privileged Stockholder						
	002 2nd Privileged Stockholder						
	003 3rd Privileged Stockholder						
	004 4th Privileged Stockholder						
	005 5th Privileged Stockholder						
	020 20th Privileged Stockholder						
	090 Other Shareholders With Privileged Stock						
	999 Privileged Stock - Subtotal						
04	999 Total Shares Outstanding						

Note: Rank the twenty most important shareholders according to respective percentage interest
Type of Identification: 1 - Citizen's I.D.# 2. Tax I.D. # 3: I.D.# 5. Foreign Resident's I.D. #
Do not complete the spaces in black

F-220-511

SUP

INFO

	Name of Shareholder Company	Identification	Type of Identification	Nationality	N. Of Shares Held
6	CIA. DE CEMENTO ARGOS S.A.	8.909.002.663	2	COLOMBIANA	4.553.538
7	CIA. SURAMERICANA DE SEGUROS DE VIDA S.A.	8.909.037.905	2	COLOMBIANA	4.283.412
8	CIA. SURAMERICANA DE CONSTRUCCIONES S.A.	890.903.406	2	COLOMBIANA	4.057.085
9	INVERSIONES REACOL S.A.	830.049.535	2	COLOMBIANA	3.303.967
10	CEMENTOS EL CAIRO S.A.	8.909.001.830	2	COLOMBIANA	3.177.104
	FONDO DE PENSIONES PORVENIR	800.224.808	2	COLOMBIANA	2.196.271
11	IND. COL. DE CAFÉ –COLCAFE-	8..909.035.321	2	COLOMBIANA	1.647.857
12	VALORES NACIONAL S.A.	811.036.928	2	COLOMBIANA	1.611.457
13	CEMENTOS DEL VALLE S.A.	8.903.004.371	2	COLOMBIANA	1.414.416
14	CEMENTOS DEL CARIBE S.A.	8.901.002.510	2	COLOMBIANA	1.199.881
15	FONDO DE PENSIONES HORIZONTES	800.231.967	2	COLOMBIANA	1.180.923
16	INVERSIONES NACIONAL DE CHOCOLATES S.A.	8.909.000.501	2	COLOMBIANA	1.154.062
17	SUMITOMO MITSUI BANKING CORPORATION.	90.914.798	N.A.	EXTRANJERA	944.283
19	JARA ALBARRACIN MANUEL	19.354.408	1	COLOMBIANA	772.518
20	EMP DE TELECOMUNICACIONES DE B/MANGA S.A.	890.201.210	2	COLOMBIANA	364.113
	Other shareholders with minor participation				19.363.298
	Subtotal common shares				125.323.359
	Shares with preferential dividend without right to vote				
	Privileged Shares				
1	INTERNATIONAL FINANCE CORPORATION (IFC)	236,001	N.A	EXTRANJERA	18,932,891
2	SANCHEZ DE COSSIO AURA ROSA	21,315,899	1	COLOMBIANA	1,578
3	COSSIO SANCHEZ JUAN DIEGO	71,700,812	1	COLOMBIANO	838
4	LONDOÑO ARANGO LUIS GONZALO	3,472,986	1	COLOMBIANO	48
5	LOPEZ ALVAREZ FERNANDO	8,265,280	1	COLOMBIANO	42
	Subtotal Privileged Shares				**18,935,397**

SUPERINTENDENCIA DE VALORES ("SECURITIES COMMISSION")
FORMAT 020
GENERAL FINANCIAL INFORMATION REGARDING SHARES AND SHAREHOLDING COMPANIES CONTROLLED
BY THE BANKING COMMISSION

CODE		LINE DESCRIPTION	COLUMN 01	COLUMN 02	COLUMN 03	COLUMN 04
		SHAREHOLDER/SHARE DESCRIPTION	CURRENT QUARTER		SAME QUARTER PRIOR YEAR	
			# Shareholders	# Shares	# Shareholders	# Shares
01	005	Ordinary Stock	2.804	125.323.359	1.849	125.323.359
	010	Privileged Stock	5.00	.18.935.397	5	18.935.397
	015	Preferred Stock	-	-	-	-
	999	TOTAL	2.809	144.258.756	1.854	144.258.756
		SHAREHOLDER DESCRIPTION				
02	005	% of Natural Persons	88.18	8.45	88.40	6.91
	010	% of Juristic Persons	11.82	91.55	11.60	93.09
	999	TOTAL	100	100	100	100
03	005	% of Foreign Investors	0.39	13.86	0.38	15.64
	010	% of Domestic Investors	99.61	86.14	99.62	84.36
	999	TOTAL	100	100	100	100
04	005	% of Public Investors	0.04	-	0.06	-
	010	% of Private Investors	99.96	100	99.95	100
	999	TOTAL	100	100	100	100
05	% Range of Shares Held Individually		-	-		
	005	UP TO 3%	2.802	46.665.153	1.846	38.580.617
	010	3.01% - 10.00%	4	31.244.388	5	33.931.473
	015	10.01% - 20.00%	2	35.851.754	2	36,519.610
	020	20.01% - 30.00%	1	32.497.461	1	35.227.056
	025	30.01% - 40.00%	-	-	-	-
	030	40.01% - 50.00%	-	-	-	-
	035	MORE THAN 50.00%	-	-	-	-
	999	TOTAL	2.809	144.258.756	1.854	144.258.756

SUPERINTENDENCIA DE VALORES ("SECURITIES COMMISSION")
FORMATO - 021
GENERAL FINANCIAL INFORMATION REGARDING EQUITY AND OTHER ITEMS

CODE		LINE DESCRIPTION	COLUMN 01 CURRENT QUARTER Marzh - 04	COLUMN 02 SAME QUARTER PRIOR YEAR Dec.-03
01	005	Par Value of Share	300	300
	010	Equity Value of Share (Inc. Appreciation)	6.120.73	3.917.78
	015	Equity Value of Share (Excl. Appreciation	5.562.97	3.967.00
	020	Earnings Or Loss Per Share	589.57	299.85
02	005	Value of Dividends Declared On Common Shares	12.532.335.900.00	8.146.018.335.00
	010	Value of Dividends Declared On Other Shares	2.461.601.610.00	1.600.041.046.50
	015	Value of Dividends Declared On Preferred Stock	N.A.	-
	999	Total Value of Dividends Declared	14.993.937.510.00	9.746.059.381.50
03	005	Total Value of Dividend Per Common Share	100.00	65.00
	010	Total Value of Cash Dividend Per Common Share	130.00	65.00
	015	Frequency of Payment Of Dividend Per Common Share	Quaterly	Only
	020	No. of Payments Of Divident Per Share	4	4
	025	Date of First Payment	01-04-04	01-04-03
	030	Value of Dividend Per Common Share Paid In Shares	N.A..	N.A.
	035	Value of Extraordinary Dividend Per Share	N.A.	N.A.
	040	Value of Dividend Per Privileged Share	130.00	84.50
	045	Value of Dividend Per Preferred Share		
04	005	Total Number of Employees	527	516
	010	% of Permanent Employees	97	97
	015	% of Temporary Employees	3	3
05	005	Depreciation Expense For Period	1.086	1.062
06	005	% of Installed Capacity Used	N.A	N.A
07	005	ADR and GDR Operations Abroad	-	-

F-220-516